UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              DEL WEBB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   947423 109
                          -----------------------------
                                 (CUSIP Number)

            William B. Shearer, Jr., Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 8, 2000
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  947423 109                                       Page 2 of 9 Pages


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                 S.S. OR I.R.S. IDENTIFICATION
                                                       NO. OF ABOVE PERSON

         Pacific Partners, LLC

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]

                                                                         (b)[ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS                     WC

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER

          SHARES
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
                                           975,886
          OWNED BY          -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
      EACH REPORTING
                            -------- -------------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER
                                           975,886
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         975,886

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [  ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.32

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   OO


-------- -----------------------------------------------------------------------

CUSIP NO.  947423 109                                       Page 3 of 9 Pages


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                 S.S. OR I.R.S. IDENTIFICATION
                                                       NO. OF ABOVE PERSON

          William S. Levine

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]

                                                                         (b)[ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS                     PF

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER

          SHARES
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
                                           975,886
          OWNED BY          -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
      EACH REPORTING
                            -------- -------------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER
                                           975,886
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         975,886

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [  ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.32

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   IN


-------- -----------------------------------------------------------------------

CUSIP NO.  947423 109                                       Page 4 of 9 Pages


Item 1.           Security and Issuer.

                  The class of securities to which this statement relates is the

Common Stock, par value $.001 per share (the "Stock"), of Del Webb Corporation

(the "Company").  The address of the principal  executive offices of the Company is 6001 North 24th Street, Phoenix, Arizona 85016.


Item 2.           Identity and Background.

                  (a) - (c),  (f)  Schedule 1 hereto  sets forth (i) the name,

the state or other place of organization or residence,  the principal  business,

the address of the principal business and the address of the principal office of

Pacific Partners, LLC (the "Stockholder"), William S. Levine, the Manager of the

Stockholder (the "Manager";  collectively  with the Stockholder,  the "Reporting

Persons"),  the individual  members of the Stockholder (the "Members" and each a

"Member"), the individual general partner of the limited partnership Member, the manager of the  limited  liability  company  Member and the trustee of the trust

Member,  and (ii) the name,  the  residence  or  business  address,  the present principal  occupation or employment,  together with the name, principal business and address of any corporation or other organization in which such employment is conducted,  and the place of  organization  of the  controlling  persons  of the

Stockholder.  Unless  otherwise  indicated,  all natural  persons  identified in

Schedule 1 are citizens of the United States.

                  (d) - (e) Neither of the Reporting Persons nor, to the best of their knowledge,  any of the other persons listed on Schedule 1, during the last five  years has been  convicted  in a  criminal  proceeding  (excluding  traffic violations or similar misdemeanors) or has been a party to a civil proceeding of

CUSIP NO.  947423 109                                       Page 5 of 9 Pages

a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate  amount of funds required by the  Stockholder to purchase the 975,886 shares of the Stock owned by it was $14,873,833,  including any brokerage  commissions and Stock contributed by a Member.  Except for shares of Stock  purchased  pursuant to the  Stockholder's  margin  account  referenced below,  all funds used to  purchase  the Stock were  obtained  from the  working

capital  of  the   Stockholder.   The   Stockholder  has  borrowed  a  total  of

$1,882,967.98  to purchase  shares of the Stock pursuant to margin  arrangements established in the Stockholder's Customer Agreement with Spear, Leeds & Kellogg

(a copy of which is filed as Exhibit 99.1).


Item 4.           Purpose of Transaction.

                  The Stockholder purchased shares of the Stock because it had determined that the Stock may present significant  opportunities for realization of increased  shareholder  value.  Representatives  of the Stockholder have read with interest publicly available information regarding the Company including the various reports filed by the Company pursuant to the Securities  Exchange Act of

1934.  Although the Company is the  recognized  brand name and the leader in the active  adult  housing  business,  the  Reporting  Persons do not  believe  that shareholder value has been maximized.  The Reporting Persons have noted that the

Company's  balance sheet is highly  leveraged.  Impending  debt  maturities  and certain restrictive covenants contained in the Company's instruments relating to

CUSIP NO.  947423 109                                       Page 6 of 9 Pages

its indebtedness, may present liquidity issues and limit the Company's financial flexibility.  The Reporting  Persons believe that this, in turn, is not allowing the Company to take  advantage  of both  present and future  opportunities.  The

Reporting  Persons  are also  concerned  that the  percentage  of the issued and outstanding Stock beneficially owned by the Company's  directors and officers is inappropriately low.

     Representatives  of the Reporting Persons will seek to meet with management of the  Company to obtain  management's  explanation  of the steps it intends to take to  maximize  the value of the Stock and address  any  impending  liquidity issues and delever the Company's  balance sheet. The Reporting  Persons may also evaluate  and  discuss  with  management  the  terms  upon  which a  significant strategic equity  investment could be made in the Company to address any pending liquidity issues and to delever the Company's balance sheet.  Representatives of the Stockholder may also meet with  representatives  of potential  purchasers of the Company to determine if they are  interested in acquiring the Company and to compare possible  acquisition prices with the Reporting  Persons'  assessment of the market values  realizable from management's  plans.  Based on the outcome of any such  discussions  and further  assessment  by the  Reporting  Persons,  the

Reporting Persons may seek representation on the Company's Board of Directors at

its  2000  Annual  Meeting  of   Stockholders  or  may  suggest  and/or  sponsor

alternative candidates for election as directors.

     Depending upon general market and economic conditions affecting the Company and the Stock and its view of the prospects for the Company, the Stockholder may purchase additional shares of the Stock or sell shares of the Stock from time to time in open market and/or private transactions.

     Except as set forth herein,  the Reporting Persons have no present plans or proposals  which  relate  to or would  result  in any of the  actions  or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

           (a)    The  aggregate  number  and  percentage  of  shares  of  Stock beneficially owned by the Stockholder is 975,886 (5.3%) (based

CUSIP NO.  947423 109                                       Page 7 of 9 Pages

                  on information  included in the Form 10-Q filed by the Company for the quarter ended March 31, 2000 reporting that 18,326,955 shares of Stock were outstanding as of April 30, 2000). To the best  knowledge of the  Reporting  Persons,  none of the other persons  named in  response  to Item 2 owns any  shares of the

                  Stock (other than shares of the Stock owned by the Stockholder of which one or more of such  other  persons  may be deemed to have beneficial ownership pursuant to Rule 13d-3).

           (b)    The  Stockholder, acting through the Manager, has the sole power to vote or direct  the vote and,  subject to the terms

                  of  the  margin  arrangements,   to  dispose  or  direct  the

                  disposition of the shares of the Stock beneficially owned by

                  it.

           (c)    Except as set forth on Schedule 2 hereto,  no  transactions in shares of the Stock were  effected  during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the

                  Reporting  Persons,  by any  of the  other  persons  named  in response to Item 2.

           (d) - (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither of the Reporting Persons nor, to the best of their knowledge,  any of the  other  persons  named  in  response  to Item 2,  has any contract,  arrangement,  understanding or relationship (legal or otherwise) with any person with  respect to any  securities  of the  Company.  The  business and affairs of the  Stockholder  are  conducted in  accordance  with the terms of an

Amended and Restated  Operating  Agreement of Pacific  Partners,  LLC, a copy of which is included as Exhibit 99.2 to this filing.

CUSIP NO.  947423 109                                       Page 8 of 9 Pages

Item 7.           Materials to be Filed as Exhibits.

Exhibit 99.1      Customer Agreement with Spear, Leeds & Kellogg

Exhibit 99.2      Amended and Restated Operating Agreement of Pacific Partners,
                  LLC

Exhibit 99.3      Press Release of August 17, 2000

Exhibit 99.4 Letter to LeRoy C. Hanneman, Jr., President and Chief Executive Officer of Del Webb Corporation

CUSIP NO.  947423 109                                       Page 9 of 9 Pages


                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date:  August 17, 2000


                                          PACIFIC PARTNERS, LLC


                                          By:  /s/ William S. Levine
                                              --------------------------------
                                          Name: William S. Levine
                                          Its:  Manager




                                          /s/ William S. Levine
                                          ----------------------------------
                                          William S. Levine

                                   SCHEDULE 1

        Unless otherwise noted, all of the individuals listed in this Schedule 1 are citizens of the United States.

1.       Pacific Partners, LLC, a Delaware limited liability company

a.       Address:          1702 East Highland Avenue
                           Suite 310
                           Phoenix, Arizona 85016

b.       Principal Business:  Investments

c.       Manager: William S. Levine

d.       Members: Levine Investments Limited Partnership
                  Arturo R. Moreno
                  GRW Holding, LLC
                  Contadino Family Trust

2. William S. Levine (Manager of Pacific Partners, LLC and General Partner of Levine Investments Limited Partnership)

a.       Address:          1702 East Highland Avenue
                           Suite 310
                           Phoenix, Arizona 85016

b.       Principal Occupation:  Chairman, Infinity Outdoor, Inc.

c.       Principal Business:    Outdoor advertising

d.       Business Address:      1702 East Highland Avenue
                                Suite 310
                                Phoenix, Arizona 85016

3.       Levine Investments Limited Partnership, an Arizona limited partnership

a.       Address: 1702 East Highland Avenue
                  Suite 310
                  Phoenix, Arizona 85016

b.       Principal Business:  Investments

c.       General Partner:  William S. Levine

4.       Arturo R. Moreno, a resident of Arizona

a.       Address: 2502 N. Black Canyon Highway
                  Phoenix, Arizona  85009

b.       Principal Occupation:   Chief Executive Officer, Infinity Outdoor, Inc.

c.       Principal Business:        Outdoor advertising

d.       Business Address:          2502 N. Black Canyon Highway
                                    Phoenix, Arizona  85009

5.       GRW Holding, LLC, an Arizona limited liability company

a.       Address: 6900 E. Second Street
                  Scottsdale, Arizona  85251

b.       Principal Business:  Investments

c.       Manager: Garth R. Wieger

d.       Members: Garth R. Wieger
                  ATG, LLC
                  Tom Blake
                  Debbie Eden

6.       Garth R. Wieger (Manager of GRW Holding, LLC)

a.       Address: 6900 E. Second Street
                  Scottsdale, Arizona  85251

b.       Principal Occupation:  Manager, Journey Homes, L.L.C.

c.        Principal Business:       Homebuilding

d.        Business Address: 6900 E. Second Street
                            Scottsdale, Arizona  85251

7. Contadino Family Trust, a revocable trust, formed under the laws of Arizona

a.       Address: 9034 North 23rd Avenue
                  Suite 1
                  Phoenix, Arizona  85021

b.       Principal Business:  Investment trust

c.       Trustee: Joseph F. Contadino

8.       Joseph F. Contadino (Trustee for the Contadino Family Trust)

a.       Address: 9034 N. 23rd Avenue
                  Suite 1
                  Phoenix, Arizona  85021

b.       Principal Occupation:  Owner, Universal Homes, Inc.

c.       Principal Business:       Homebuilder

d.       Business Address: 9034 N. 23rd Avenue
                           Suite 1
                           Phoenix, Arizona  85021

                                   SCHEDULE 2


Date       Number of Shares Acquired             Price/Share    Total Cost

05/12/00            2,000                          14 13/16      29,650.00

05/15/00            2,000                          14 13/16      29,650.00

05/15/00            5,000                          15 1/8        75,650.00

05/16/00            2,000                          15 5/16       30,650.00

05/18/00            2,000                          15 7/16       30,910.00

05/18/00            1,200                          15 1/2        18,625.00

05/18/00            1,800                          15 9/16       28,037.50

05/19/00            3,000                          15 1/2        46,525.00

05/24/00            6,000                          15 1/2        93,085.00

05/24/00            5,000                          15 9/16       77,837.50

05/24/00            4,000                          15 5/8        62,525.00

05/25/00              100                          15 5/16        1,556.25

05/25/00            1,000                          15 3/8        15,400.00

05/25/00            5,000                          15 1/2        77,525.00

05/26/00            3,600                          15            54,055.00

05/26/00            2,000                          15 1/8        30,275.00

05/26/00            1,900                          15 7/16       29,356.25

05/30/00           17,000                          15 1/16      256,115.00

05/30/00            3,000                          15 3/16       45,587.50

05/30/00           31,000                          15 1/4       472,837.50

05/31/00           20,000                          15           300,260.00

05/31/00            5,000                          15 3/16       75,962.50

Date       Number of Shares Acquired              Price/Share   Total Cost

06/01/00           12,700                          15           190,668.75

06/02/00              400                          15 3/8         6,175.00

06/05/00           10,000                          15 5/16      153,160.00

06/05/00            5,000                          15 1/4        76,275.00

06/06/00           16,800                          15 1/4       256,252.00

06/07/00           10,000                          15 1/4       152,635.00

06/07/00            6,000                          15 3/8        92,275.00

06/14/00           75,000                          15         1,125,947.50

06/14/00           25,000                          15 1/8       378,197.50

06/15/00          152,500                          15         2,289,416.25

06/15/00           25,000                          15 1/16      376,635.00

06/16/00           50,000                          15           750,135.00

06/19/00           15,800                          14 7/8       235,232.50

06/19/00           50,000                          15           750,135.00

06/20/00            4,400                          14 7/8        65,515.00

06/20/00           80,000                          15         1,200,210.00

06/21/00           20,200                          14 7/8       300,535.50

06/23/00            7,900                          14 5/8       115,567.25

06/23/00           20,000                          14 3/4       295,260.00

06/26/00              500                          14 9/16        7,306.25

06/26/00           10,000                          14 5/8       146,285.00

06/27/00           20,600                          14 5/8       301,336.50

06/27/00           20,000                          14 3/4       295,260.00

06/27/00           50,000                          14 15/16     747,510.00

06/30/00              200                          14 3/4         2,975.00

Date       Number of Shares Acquired              Price/Share   Total Cost

07/03/00            6,000                          14 15/16      89,650.00

07/03/00           20,000                          15           300,060.00

07/13/00            9,500                          14 13/16     140,847.50

07/14/00            6,900                          14 3/4       101,871.25

07/14/00           15,500                          14 13/16     229,797.50

07/17/00           15,500                          14 3/4       228,828.75

07/18/00            1,600                          14 5/8        23,430.00

07/19/00            3,400                          14 5/8        49,777.50

07/26/00              700                          14 5/8        10,262.50

07/26/00              100                          14 3/4         1,500.00

08/01/00            8,000                          15 1/8       121,030.00

08/03/00              200                          15             3,025.00

08/04/00              700                          15            10,525.00

08/04/00            2,000                          15 1/8        30,275.00

08/07/00            5,000                          15 9/16       77,837.50

08/07/00            6,300                          17           107,125.75

08/08/00              200                          18 1/16        3,637.50

08/08/00           19,800                          18 1/8       358,934.50

08/08/00            2,900                          18 3/8        53,312.50

08/10/00              100                          18 9/16        1,881.25

08/10/00            1,900                          18 5/8        35,421.25

08/10/00            5,400                          18 3/4       101,327.50

08/10/00            1,000                          19            19,025.00

08/11/00            3,000                          19 1/16       57,212.50

08/15/00            3,000                          19 1/4        57,775.00

08/15/00            2,000                          19 7/16       38,900.00

08/15/00            7,000                          19 5/16      135,215.00

08/16/00              200                          19 3/16        3,862.50

08/16/00            1,486                          Capital contribution by
                                                   Contadino Family Trust


08/16/00            4,900                          19 1/4        94,350.00

08/16/00            3,000                          19 5/16       57,962.50

08/16/00            3,000                          19 3/8        58,172.50

08/16/00            4,000                          19 1/2        78,025.00
                  -------                                    -------------

TOTAL             975,886                                    14,873,832.75
                  -------                                    -------------

                                  EXHIBIT INDEX


Number         Description

Exhibit 99.1   Customer Agreement with Spear, Leeds & Kellogg


Exhibit 99.2   Amended and Restated Operating Agreement of Pacific Partners, LLC


Exhibit 99.3   Press Release of August 17, 2000


Exhibit 99.4 Letter to LeRoy C. Hanneman, Jr., President and Chief Executive Officer of Del Webb Corporation